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                                                                       EXHIBIT 6

[LOGO OF BALANCE BAR COMPANY]
                                                   1015 Mark Avenue
                                                   Carpinteria, California 93013
                                                   805-566-0234

                                                                January 28, 2000

To Our Stockholders:

   I am pleased to inform you that Balance Bar Company (the "Company") has entered into an Agreement and Plan of Merger dated as of January 21, 2000 (the "Merger Agreement") providing for the acquisition of the Company by BB Acquisition, Inc., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Kraft Foods, Inc., a Delaware corporation ("Parent"), which is a wholly-owned subsidiary of Philip Morris Companies Inc., a Virginia corporation. Pursuant to the Merger Agreement, Purchaser has today commenced a tender offer (the "Offer") to purchase all of the outstanding shares of the Company's Common Stock at a cash price of $19.40 per share. Following consummation of the Offer and subject to certain conditions, Purchaser will merge with and into the Company (the "Merger"). In the Merger, each share of the Company's Common Stock not acquired in the Offer will be converted into the right to receive $19.40 in cash. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on February 25, 2000.

   Your Board of Directors has unanimously approved the Offer and the Merger and has determined that each of the Offer and the Merger is fair to, and in the best interests of, the stockholders of the Company, and unanimously recommends that stockholders accept the Offer and tender their shares of Common Stock pursuant to the Offer.

   In separate agreements, I, Thomas R. Davidson and Richard G. Lamb have agreed with Parent to tender our shares of Common Stock, representing, in the aggregate, approximately 54% of the outstanding shares of Common Stock (approximately 51% of the shares of Common Stock on a fully diluted basis), into the Offer and otherwise to support the Merger.

   Purchaser's Offer to Purchase and related materials, including a Letter of Transmittal to be used for tendering your shares, are enclosed with this letter. These documents set forth in detail the terms and conditions of the Offer and the Merger and provide instructions on how to tender your shares. I urge you to read the enclosed materials carefully.

   Attached to this letter is a copy of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Recommendation") filed with the Securities and Exchange Commission, which includes information regarding the factors considered by your Board of Directors in its deliberations, and certain other information regarding the Offer and the Merger. Included as Annex A to the Recommendation is a copy of the written opinion, dated January 21, 2000, of Salomon Smith Barney Inc., the Company's financial advisor, to the effect that, as of such date and based upon and subject to certain matters stated therein, the $19.40 per share cash consideration to be received in the Offer and the Merger by holders of shares (other than Parent and its affiliates) was fair, from a financial point of view, to such holders. You are urged to read such opinion carefully in its entirety.

   On behalf of the Board of Directors, I thank you for your continued support.


                                          /s/ James A. Wolfe

                                          James A. Wolfe
                                          President and Chief Executive Officer